EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

("Telkom")

Vodacom Group surpasses 21 million customer mark

Vodacom Group (Proprietary) Limited ("Vodacom" or "Vodacom Group") (unlisted), South Africa's leading mobile communications group, in which Telkom has a 50.0% holding, today announced a quarterly update for the three months ended December 31, 2005.

As at December 31, 2005, Vodacom Group recorded 21.5 million customers across its networks operating in South Africa, Tanzania, the Democratic Republic of the Congo, Mozambique and Lesotho, reflecting a 12.4% increase in the three months since September 30, 2005. The rapid growth in the customer base is a result of high gross customer connections of 3.4 million, combined with low churn for the quarter. The Group’s international operations comprised 3.9 million customers, or 18.1% of the total customer base.

Vodacom South Africa increased its customer base by a healthy 11.6% since

September 30, 2005 to 17.6 million customers in an increasingly competitive market. Vodacom South Africa’s customer base comprises 2.3 million contract customers and 15.3 million prepaid customers, reflecting increases of 7.7% and 12.2% since September 30, 2005, respectively. South African ARPU declined to R144 per month for the nine months to December 31, 2005, compared to R147 per month for the six months which ended September 30, 2005.

Vodacom South Africa was the first operator to introduce a commercial 3G offering into the local market a year ago. The take up by customers continues to be encouraging, with the number of 3G Vodafone Mobile Connect data cards on the network as at December 31, 2005 at 26.6 thousand (September 30, 2005: 18.7 thousand). The number of 3G base stations has increased to 1,460 (September 30, 2005: 1,122).

Vodacom South Africa customers, 3-month inactive customer statistics, and year-to-date ARPU and churn as at December 31, 2005 compared to September 30, 2005 are as follows :

Vodacom South Africa	September 30, 2005	December 31, 2005	% change

Customers (thousands)	15,773	17,600	11.6
Contract	2,092	2,254	7.7
Prepaid	13,653	15,316	12.2
Community services telephones	28	30	7.1
ARPU (ZAR)	147	144	(2.0)
Contract	588	581	(1.2)

Prepaid	71	65	(8.5)
Community services telephones	1,960	1,868	(4.7)
3-month inactive customers as % of total customers	7.9	7.5	(0.4 pts)
Contract	1.8	1.8	-
Prepaid	8.9	8.4	(0.5 pts)
Churn (%)	17.4	18.1	0.7 pts
Contract	9.3	9.2	(0.1 pts)
Prepaid	18.7	19.5	0.8 pts

Vodacom’s other African operations increased their total customer base by 16.3% since September 30, 2005 to 3.9 million customers. Satisfactory customer growth was achieved in all Vodacom’s other African operations, most notably Mozambique with a 30.4% increase in its customer base

Vodacom’s other African operations’ customers, year-to-date ARPU and churn as at December 31, 2005 compared to September 30, 2005 are as follows:

Other African Operations	September 30, 2005	December 31, 2005	% change

Vodacom Tanzania
Customers (thousands)	1,606	1,859	15.8
Contract	6	7	16.7
Prepaid	1,597	1,849	15.8
Public phones	3	3	-
ARPU (ZAR)	73	71	(2.7)
Churn (%)	28.7	28.4	(0.3 pts)
Other African operations
Other African Operations (continued)	September 30, 2005	December 31, 2005	% change
Operations	September 30, 2005	December 31, 2005	% change
Vodacom Lesotho

Customers (thousands)	171	190	11.3
Contract	3	3	-
Prepaid	166	185	11.4
Public phones	2	2	-
ARPU (ZAR)	77	78	1.3
Churn (%)	23.4	23.3	(0.1 pts)

Vodacom Congo
Customers (thousands)	1,236	1,408	13.9
Contract	11	12	9.1
Prepaid	1,209	1,379	14.1
Public phones	16	17	6.3
ARPU (ZAR)	89	90	1.1
Churn (%)	30.5	28.4	(2.1 pts)

Vodacom Mozambique
Customers (thousands)	336	438	30.4
Contract	5	6	20.0
Prepaid	331	432	30.5
ARPU (ZAR)	41	40	(2.4)
Churn (%)	34.5	33.0	(1.5 pts)

Johannesburg

24 January 2006